82-35029

LFG
HOLDINGS

RECEIVED
2009 FEB 24 P 12:

13 February 2009

Westfield Group
Level 24
Westfield Towers
100 William Street
Sydney NSW 2011
Attention: The Company Secretary

[redacted]

09045393

SUPPL

Dear Sirs

Westfield Group (ASX:WDC): Notice of Change of Interests of Substantial Holder

Attached is a Notice of change of interests of substantial holder provided in connection with the $2.9 billion institutional placement undertaken by the Group.

Yours faithfully

David Lowy
Director

PROCESSED
MAR 2 2009
THOMSON REUTERS

dlw 2/24

LFG Holdings Pty Limited
ABN 23 001 728 392
Registered Office
Level 23, Westfield Towers
100 William Street
Sydney NSW 2011 Australia

Level 23, Westfield Towers
100 William Street
Sydney NSW 2011 Australia
PO Box 4004
Sydney NSW 2001 Australia

Telephone 61 2 9358 7005
Facsimile 61 2 9358 7499

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	**Westfield Group (WDC)**
ACN/ARSN	Comprising the securities of: **Westfield Holdings Limited, ABN 66 001 671 496** **Westfield Trust, ARSN 090 849 746** **Westfield America Trust, ARSN 092 058 449**

1. Details of substantial holder (1)

Name	**The persons listed in Annexure A**
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	12 / 02 / 09
The previous notice was given to the company on	27 / 07 / 04
The previous notice was dated	27 / 07 / 04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary stapled securities comprising of: **- One share in Westfield Holdings Limited** **- One unit in Westfield Trust** **- One unit in Westfield America Trust**	**166,450,338**	**9.89%**	**179,598,386**	**8.01%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities (Stapled securities in the Westfield Group)	Person's votes affected
27/07/04	The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group	Please see Annexure B	Please see Annexure B	Please see Annexure B	**166,450,338**
12/02/09	The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group				**179,598,386**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities (Stapled securities in the Westfield Group)	Person's votes
The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group	The Persons listed in Annexure A are the Registered holder having various interests in the Westfield Group	The Persons listed in Annexure A are the Person entitled to be registered as holder in the Westfield Group	Holder of the security	164,889,205	164,889,205
The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group	Perpetual Trustee Limited as Trustee of the Westfield Officers Superannuation Plan	Perpetual Trustee Limited as Trustee of the Westfield Officers Superannuation Plan	Holder of the security	8,839,738	8,839,738
The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group	Amondi Pty Limited as Trustee of the Westfield Executive Option Plan	Amondi Pty Limited as Trustee of the Westfield Executive Option Plan	Holder of the security	5,869,425	5,869,425

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	c/- Level 23 Westfield Tower, 100 William Street Sydney NSW 2001.
Amondi Pty Limited ABN 24 087 465 763 as Trustee of the Westfield Executive Option Plan	c/- Level 23 Westfield Tower, 100 William Street Sydney NSW 2001.
Perpetual Trustee Company Limited ABN 42 000 001 007 as Trustee of the Westfield Officers Superannuation Plan	Level 12, Angel Place 123 Pitt Street Sydney NSW 2011

Signature

print name DAVID LOWY capacity DIRECTOR

sign here [signature] date 13 / 2 / 09

This is **Annexure 'A'** of 1 page to a **Form 604**

Notice of change of interests in substantial holder

1. Cordera Holdings Pty Limited, ABN 94 000 699 249
2. Franley Holdings Pty Limited, ABN 28 000 360 681
3. Franley Nominees Pty Limited, ABN 65 008 851 732
4. Palmerston Pty Limited, ABN 37 000 161 893
5. Connate Pty Limited, ABN 48 003 501 951
6. Frank P Lowy
7. David H Lowy
8. Steven M Lowy
9. Noah Lowy
10. Joshua Lowy
11. Benjamin Lowy

82-35029

This is Annexure 'B' of 1 page to a Form 604

Notice of change of interests in substantial holder

Date of Change	Person Whose Relevant Interest Changed	Nature of Change	New Issues Number	Sale/Purch. Number	Price	Consideration Given In Relation To Change	Number & Class of Securities Affected: Lowy Family and Corporate Associates	Superannuation Fund	W.E.O.P.T.	Person's Votes Affected
16-Jul-04	See Annexure A	Opening Balance					146,881,505	13,699,408	5,869,425	166,450,338
28-Feb-05		DRP	15,544,151	214,176	$16.640	$3,563,889		214,176		166,664,514
31-Aug-05		DRP	12,143,498	211,337	$17.070	$3,607,523		211,337		166,875,851
13-Dec-05		Superannuation Fund Sale		-	$17.130	$16,234,564	947,727	-947,727		166,875,851
13-Dec-05		Superannuation Fund Sale		-	$17.130	$2,608,436	152,273	-152,273		166,875,851
20-Dec-05		Superannuation Fund Sale		(34,500)	$17.532	($604,840)		-34,500		166,841,351
28-Feb-06		DRP	9,516,698	211,600	$17.050	$3,607,780	16	211,584		167,052,951
03-Mar-06		On Market Trade		100	$17.670	$1,767	100			167,053,051
30-Mar-06		Superannuation Fund Sale		(137,856)	$17.600	($2,426,266)		-137,856		166,915,195
30-Mar-06		Superannuation Fund Sale		(2,288)	$17.095	($39,113)		-2,288		166,912,907
08-May-06		Superannuation Fund Sale		(232,608)	$17.163	($3,992,181)		-232,608		166,680,299
08-May-06		Superannuation Fund Sale		(3,861)	$16.800	($64,865)		-3,861		166,676,438
30-Jun-06		Superannuation Fund Sale		(383,220)	$17.510	($6,710,182)		-383,220		166,293,218
31-Aug-06		DRP	8,795,026	195,301	$18.140	$3,542,760	15	195,286		166,488,519
20-Oct-06		Superannuation Fund Sale		(117,578)	$18.700	($2,198,709)		-117,578		166,370,941
28-Feb-07		DRP	11,532,131	148,258	$22.800	$3,380,282	12	148,246		166,519,199
30-May-07		Superannuation Fund Sale		-	$20.266	$54,637,014	2,695,994	-2,695,994		166,519,199
30-May-07		Superannuation Fund Sale		-	$20.266	$2,967,611	146,433	-146,433		166,519,199
19-Jun-07		Superannuation Fund Sale		(35,540)	$20.522	($729,348)		-35,540		166,483,659
19-Jun-07		Superannuation Fund Sale		(421)	$20.150	($8,483)		-421		166,483,238
05-Jul-07		Pro-Rata Entitlement Offer	17,351,917	13,115,130	$19.500	$338,362,382	13,115,130			179,598,368
24-Sep-07		Superannuation Fund Sale			$21.510	$20,434,500	950,000	-950,000		179,598,368
29-Feb-08		DRP	6,460,687	18	$17.450	$314	18			179,598,386
03-Feb-09		Superannuation Fund Sale			$17.800	$72,980,000	4,100,000	-4,100,000		179,598,386
12-Feb-09		Institutional Placement	276,190,500		$10.500	$2,900,000,250				179,598,386
13-Feb-09		Totals	557,900,258	13,148,048		$6,780,472,133	164,889,223	8,839,738	5,869,425	179,598,386

END